FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2004

Commission File Number: 001-12568

BBVA Banco Francés S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item
1.	Letter to the Buenos Aires Stock Exchange regarding the capitalization of BBVA Banco Francés S.A. and the sale of the stake in Banco Francés Cayman Ltd.

Buenos Aires, March 18, 2004

To:	Buenos Aires Stock Exchange
Securities and Exchange Commission
Mercado Abierto Electrónico S.A.
Central Bank of Argentina
Latibex

BBVA Banco Francés S.A. (Banco Francés) hereby informs that in a meeting held on March 18, 2004 the Board of Directors of Banco Francés resolved the following:

I. Capitalization of BBVA Banco Francés S.A.

To summon to an Ordinary and Extraordinary Stockholder’s Meeting to vote upon a capital increase of up to Ps.385.000.000 (three hundred and eighty-five million pesos).

Banco Bilbao Vizcaya Argentaria S.A. (BBVA) has informed its decision to participate in the capitalization process of Banco Francés through (1) the capitalization of a loan granted by BBVA to Banco Francés in an amount of up to US$ 77.7 million, and (2) an additional capital increase to be subscribed directly or indirectly, in cash or in kind, in an amount of up to US$ 40 million.

Such additional subscription will be made in respect of the new shares that remain unsubscribed after the other stockholders of Banco Francés have exercised their pre-emptive rights.

The above mentioned capitalization process will be submitted for the approval of the Stockholders Meeting of Banco Francés and the applicable local authorities.

II. Sale of Shares

Banco Francés will sell to BBVA its whole stake in Banco Francés (Cayman) Limited.

The sale, which has already been approved by the regulatory authorities, will be at market value, for a total amount of US$238,462,142 (two hundred thirty-eight million four hundred sixty-two thousand one hundred fourty-two dollars) as determined by two well-recognized independent consultants whose valuation opinions have been requested. The transaction will be formalized within the next few days.

III. Impact of the transactions

With the implementation of these transactions, in accordance to the resolution from the Central Bank dated March 17, 2004 and notified to the Bank on March 18, 2004, Banco Francés will improve its adjusted stockholders’ equity and fully comply with new minimum capital requirements established by the Central Bank of Argentina on an individual basis.

BBVA Banco Francés S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date:	March 18, 2004	By:	/s/ María Elena Siburu de López Oliva
		Name:	María Elena Siburu de López Oliva
		Title:	Investor Relations Manager